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Antonio G. Fraone

Associate

antonio.fraone@dechert.com

+1 617 728 7141 Direct

+1 617 275 8374 Fax

December 23, 2025

VIA EDGAR

Christoper Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 938 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to comments you provided to me during a telephonic discussion on December 15, 2025 with respect to your review of Post-Effective Amendment No. 938 (the “Amendment”) to the Registrant’s registration statement (“Registration Statement”) filed with the U.S. Securities and Exchange Commission (“SEC”) on October 20, 2025. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of incorporating disclosure related to changes to the principal investment strategies of the Goldman Sachs Global Managed Beta Fund (the “Fund”), a series of the Registrant, which could be construed as material. We have reproduced your comments below, followed by the Registrant’s responses.

1.

Comment: The Fund’s principal investment strategies states that the Fund “expects to engage in put and call option transactions to gain exposure to the global equity markets.” With respect to engaging in put and call option transactions, please clarify in the disclosure whether the Fund will write options, purchase options, or both.

Response: The Registrant has revised the disclosure accordingly.

2.	Comment: With respect to the Fund’s wholly-owned subsidiary, Cayman Commodity-GMB, LLC (the “Subsidiary”):

a.

Please disclose that the Fund complies with the provisions of the Investment Company Act of 1940, as amended (“1940 Act”), governing investment policies (i.e., Section 8) on an aggregate basis with the Subsidiary.

December 23, 2025 Page 2

b.

Please disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (i.e., Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

c.

Please disclose that any investment advisor to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (i.e., Section 15) as if it were an investment advisor to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment advisor is a material contract that should be included as an exhibit to the Registration Statement. As the advisor here is the investment advisor to both the Fund and the Subsidiary then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

d.	Please disclose that the Subsidiary complies with the provisions relating to affiliated transactions and custody (i.e., Section 17) and identify the custodian of the Subsidiary, if any.

e.

Please disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. Note that the principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

f.	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain.

g.

Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the SEC staff of the Subsidiary’s books and records which will be maintained in accordance with Section 31 of the 1940 Act, and the rules thereunder.

h.	Confirm in correspondence that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

i.

Confirm in correspondence that the Subsidiary’s management fee, including any performance fee, will be included in the “management fee” line item of the Fund’s fee table and the Subsidiary’s expenses will be included in the “other expenses” line item in the Fund’s fee table.

December 23, 2025 Page 3

Response:

a.

The Registrant hereby confirms that, in complying with its fundamental investment policies under Section 8 of the 1940 Act, the Fund will aggregate its direct investments with the Subsidiary’s investments when testing for compliance with each fundamental investment policy. The Registrant respectfully declines to make any changes to its disclosures in response to this comment.

b.

The Registrant hereby confirms that the Fund will comply with provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with the Subsidiary, unless otherwise permitted by the SEC or its Staff. The Registrant respectfully declines to make any changes to its disclosures in response to this comment.

c.

The Registrant respectfully submits that the Subsidiary is not a registered investment company under the 1940 Act and therefore the Fund does not believe that the investment advisory agreement between the Investment Adviser and the Subsidiary is required to comply with the provisions of Section 15 of the 1940 Act. The Registrant also notes that the Investment Adviser serves as the investment adviser to both the Fund and the Subsidiary, and the investment advisory agreement between the Fund and the Investment Adviser has been approved by the Fund’s Board of Trustees and satisfies the requirements of Section 15. The Registrant respectfully declines to make any changes in response to this comment.

d.

The Registrant hereby confirms that the Subsidiary complies, and will continue to comply, with Section 17 of the 1940 Act and the rules thereunder. In addition, custody of the Subsidiary’s assets are maintained with the Fund’s custodian, State Street Bank and Trust Company, and in accordance with Section 17(f) and the rules thereunder. The Registrant respectfully declines to make any changes to its disclosures in response to this comment.

e.

To the extent any principal investment strategies and principal risks of the Subsidiary are deemed principal investment strategies and principal risks of the Fund on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in the Fund’s Prospectus. The Registrant respectfully declines to make any changes to its disclosures in response to this comment.

f.

The Registrant hereby confirms that the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements. The consolidated financial statements of the Fund and the Subsidiary will also be audited by the Fund’s independent registered public accounting firm.

December 23, 2025 Page 4

g.

The Registrant hereby confirms that the Subsidiary consents to the examination of the Subsidiary’s books and records by the SEC staff to the same extent that the Fund’s books and records are subject to inspection by the SEC staff.

h.	The Registrant hereby confirms that a designation of an agent for service of process for the Subsidiary in the United States has been made.

i.

The Registrant notes that the Subsidiary’s management fee is not included under the respective line in the Fund’s fee table as the Subsidiary’s management fee is waived in its entirety by the Investment Adviser pursuant to an arrangement that may not be discontinued as long as the advisory agreement between the Investment Adviser and Subsidiary is active. This management fee waiver is also disclosed in the footnotes to the Fund’s fee table. The Registrant confirms that the Subsidiary’s expenses are included under the “other expenses” line item of the Fund’s fee table.

* * * * * * *

We believe that the foregoing has been responsive to the SEC staff’s comments. Please call the undersigned at 617.728.7141 if you wish to discuss this correspondence further.

Sincerely,

/s/ Antonio G. Fraone
Antonio G. Fraone

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.

Mohamed Elbarkatawy, Goldman Sachs Asset Management, L.P.

Esther Lee, Goldman Sachs Asset Management, L.P.

Alexander C. Karampatsos, Dechert LLP